Exhibit 99.1

FANGDD ANNOUNCES BOARD AND COMMITTEE CHANGES

SHENZHEN, China, November 11, 2022 (GLOBE NEWSWIRE) -- Fangdd Network Group Ltd. (Nasdaq: DUO) (“FangDD” or the “Company”), a leading property technology company in China, today announced that the Company’s board of directors (the “Board”) has appointed Mr. Zhen Xie as (i) a director of the Company, (ii) the chairman of the Nominating and Corporate Governance Committee, (iii) a member of the Compensation Committee, and (iv) a member of the Audit Committee, to succeed Mr. Weiru Chen, who has resigned from these positions for personal reasons. These Board and committee changes became effective today.

Mr. Zhen Xie is the founder and currently the chief executive officer of Shanghai MaiQin Information Technology Co., Ltd. (“MaiTao”), a family-tour platform focusing on children extracurricular activities and traveling experience. Prior to founding MaiTao in 2014, Mr. Xie worked at eLong Inc., a leading Chinese mobile and online travel agency, as the chief operation officer from 2011 to 2014 and as a vice president of business development from 2008 to 2011. Previously, Mr. Xie served as a sales director at FedEx Kinko’s from 2004 to 2007, a wealth management manager at Citibank (China) Co., Ltd. from 2002 to 2004, and a regional manager at Procter & Gamble (China) Ltd., a Chinese subsidiary of The Procter & Gamble Company from 1997 to 2000. Mr. Xie received a bachelor’s degree in economy from Nanjing University International Business School in 1997 and an MBA degree from China Europe International Business School in 2001.

The Board has determined that Mr. Xie satisfies the independence requirements of Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

“On behalf of the Board, I would like to thank Mr. Chen for his insights and contributions to FangDD and wish him all the best in his future endeavors,” said Mr. Xi Zeng, the Chairman of the Board and the Chief Executive Officer of FangDD. “I would also like to warmly welcome Mr. Xie to the Board. We believe Mr. Xie’s range of skills and rich knowledge of business operations will add significant value to the Board and enhance the overall governance and management of FangDD.”

About FangDD

Fangdd Network Group Ltd. (Nasdaq: DUO) is a leading property technology company in China, operating one of the largest online real estate marketplaces in the country. Through innovative use of mobile internet, cloud, big data, artificial intelligence, among others, FangDD has fundamentally revolutionized the way real estate transaction participants conduct their business through a suite of modular products and solutions powered by SaaS tools, products and technology. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Ms. Linda Li

Director, Capital Markets Department

Phone: +86-0755-2699-8968

E-mail: ir@fangdd.com